Morgan Stanley Bank, N.A. – Amendment Filing Summary of Changes – 12.03.2025

1. Documents Uploaded:
    a. Form 7-R
2. Form SBSE-A/A being updated as follows to Schedule A:
    a. Aryasomayajula (Arya) Venkata Chandra Sekhar was added as Head of Business (Chief Risk Officer)
    b. David Russo was removed as Head of Business (Chief Risk Officer)